Exhibit 99.1

NICE Reports 29% Growth in Cloud Revenue For the Full Year 2019

Operational Excellence Drives Double-Digit Growth in FY 2019 Operating Income and EPS

Company Announces New $200 Million Share Repurchase Program

Hoboken, New Jersey, February 13, 2020 - NICE (NASDAQ: NICE) today announced results for the fourth quarter and full year ended December 31, 2019.

Full Year 2019 Financial Highlights

GAAP	Non-GAAP
Record revenue of $1,574 million, growth of 9% year-over-year	Record revenue of $1,577 million, growth of 9% year-over-year
Cloud revenue of $596 million, growth of 29% year-over-year	Cloud revenue of $599 million, growth of 28% year-over-year
Gross margin of 66.2% compared to 65.6% last year	Gross margin of 71.3% compared to 71.0% last year
Record operating income of $239 million compared to $198 million last year, 21% growth year-over-year	Record operating income of $434 million compared to $384 million last year,13% growth year-over-year
Operating margin of 15.2% compared to 13.7% last year	Operating margin of 27.5% compared to 26.4% last year
Record diluted EPS of $2.88 versus $2.52 last year, 14% growth year-over-year	Record diluted EPS of $5.31 versus $4.75 last year, 12% growth year-over-year

Fourth Quarter 2019 Financial Highlights

GAAP	Non-GAAP
Record revenue of $430 million, growth of 5% year-over-year	Record revenue of $431 million, growth of 4% year-over-year
Cloud revenue of $167 million, growth of 27% year-over-year	Cloud revenue of $168 million, growth of 25% year-over-year
Gross margin of 68.1% compared to 66.9% last year	Gross margin of 72.8% compared to 71.9% last year
Record operating income of $78 million compared to $70 million last year	Record operating income of $130 million compared to $119 million last year
Operating margin of 18.0% compared to 17.1% last year	Operating margin of 30.2% compared to 28.8% last year
Diluted EPS of $0.95 versus $0.98 last year	Record diluted EPS of $1.58 versus $1.48 last year

“We are pleased to end the year on a high note with strong overall financial results, which were driven by continued strength in cloud revenue,” said Barak Eilam, CEO, NICE. “Our cloud revenue, which represented 38% of total revenues for the full-year 2019 compared to 32% for 2018, is being powered by the ongoing rapid adoption in all market segments of our CXone cloud platform. In 2019, we also maintained a sharp focus on operational efficiency demonstrated by continued strong growth in the operating margin and bottom line earnings per share.”

Mr. Eilam continued, “2019 was a pivotal year as it marked the end point of our NICE 2020 plan. We far exceeded the goals we set for ourselves at the onset of NICE 2020, and the success we had is paving the way for NICE 2025. Over the next several years, we will continue to witness rapid changes in our markets, including cloud becoming the default choice for enterprises of all sizes globally, digital engagements growing exponentially and virtually every process being powered by AI and analytics. We are in the driver's seat and in a very strong competitive position to capitalize on these changes taking place with the three most robust platforms in our markets – CXone for Customer Experience, X-Sight for Financial Crime and Compliance and NICE Investigate for Public Safety.”

NICE Investor Day

NICE will be hosting its Investor Day on May 12th in conjunction with its Interactions annual user conference in Las Vegas. The special program for analysts and investors will include meetings with NICE executives, presentations from customers, product and technology sessions, and access to the solutions showcase. If you haven’t registered, please email NICE at IR@NICE.com.

Share Repurchase Program

The Company announced that its Board of Directors has authorized a new program to repurchase up to $200 million of its issued and outstanding ordinary shares and ADRs. Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations. The program does not obligate the Company to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice. This new program is in addition to the repurchase program previously authorized by the Company’s Board of Directors announced in January 2017, in which approximately $60 miilion remains available for repurchases.

GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

Revenues: Fourth quarter 2019 total revenues increased 4.7% to $430.2 million compared to $410.8 million for the fourth quarter of 2018.

Full year 2019 total revenues increased 9.0% to $1,573.9 million compared to $1,444.5 million for the full year 2018.

Gross Profit: Fourth quarter 2019 gross profit increased to $292.9 million compared to $274.7 million for the fourth quarter of 2018 and fourth quarter 2019 gross margin also increased to 68.1% compared to 66.9% for the fourth quarter of 2018.

Full year 2019 gross profit and gross margin increased to $1,042.1 million and 66.2%, respectively, compared to $947.7 million and 65.6%, respectively, for the full year 2018.

Operating Income: Fourth quarter 2019 operating income and operating margin increased to $77.6 million and 18.0%, respectively, compared to $70.4 million and 17.1%, respectively, for the fourth quarter of 2018.

Full year 2019 operating income and operating margin increased to $238.7 million and 15.2%, respectively, compared to $197.6 million and 13.7%, respectively, for the full year 2018.

Net Income: Fourth quarter 2019 net income and net income margin were $61.7 million and 14.4%, respectively, compared to $62.3 million and 15.2%, respectively, for the fourth quarter of 2018.

Full year 2019 net income and net income margin increased to $185.9 million and 11.8%, respectively, compared to $159.3 million and 11.0%, respectively, for the full year 2018.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the fourth quarter of 2019 was $0.95 compared to $0.98 in the fourth quarter of 2018.

Fully diluted earnings per share for the full year 2019 increased to $2.88 compared to $2.52 for the full year 2018.

Operating Cash Flow and Cash Balance: Fourth quarter 2019 operating cash flow was $91.4 million and full year operating cash flow reached $374.2 million. In the fourth quarter, $24.7 million was used for share repurchases and $47.3 million was used for share repurchases for the full year of 2019. As of December 31, 2019, total cash and cash equivalents, short and long term investments were $981.5 million, and total debt was $464.9 million.

Non-GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

Revenues: Fourth quarter 2019 Non-GAAP total revenues increased to $431.1 million, up 4.3% from $413.4 million for the fourth quarter of 2018.

Non-GAAP total revenues for the full year 2019 increased 8.5% to $1,577.5 million compared to $1,453.4 million for the full year 2018.

Gross Profit: Fourth quarter 2019 Non-GAAP gross profit increased to $313.8 million compared to $297.4 million for the fourth quarter of 2018. Fourth quarter 2019 Non-GAAP gross margin also increased to 72.8% compared to 71.9% for the fourth quarter of 2018.

Full year 2019 Non-GAAP gross profit increased to $1,125.3 million compared to $1,032.0 million and full year 2019 Non-GAAP gross margin also increased 71.3% compared to 71.0% for the full year 2018.

Operating Income: Fourth quarter 2019 Non-GAAP operating income increased to $130.2 million compared to $119.1 million for the fourth quarter of 2018. Fourth quarter 2019 Non-GAAP operating margin also increased to 30.2% compared to 28.8% for the fourth quarter of 2018.

Full year 2019 Non-GAAP operating income and Non-GAAP operating margin increased to $434.4 million and 27.5%, respectively, from $383.5 million and 26.4%, respectively, for the full year 2018.

Net Income: Fourth quarter 2019 Non-GAAP net income and Non-GAAP net income margin increased to $102.6 million and 23.8%, respectively, from $94.3 million and 22.8%, respectively, for the fourth quarter of 2018.

Full year 2019 Non-GAAP net income and Non-GAAP net income margin increased to $343.4 million and 21.8%, respectively, from $300.6 million and 20.7%, respectively, for the full year 2018.

Fully Diluted Earnings Per Share: Fourth quarter 2019 Non-GAAP fully diluted earnings per share increased 6.8% to $1.58, compared to $1.48 for the fourth quarter of 2018.

Full year 2019 Non-GAAP fully diluted earnings per share increased 11.8% to $5.31 compared to $4.75 for the full year 2018.

First Quarter and Full Year 2020 Guidance:

First Quarter 2020: First quarter 2020 Non-GAAP total revenues are expected to be in a range of $406 million to $416 million. First quarter 2020 Non-GAAP fully diluted earnings per share are expected to be in a range of $1.27 to $1.37.

Full Year 2020: Full year 2020 Non-GAAP total revenues are expected to be in a range of $1,690 million to $1,710 million. Full year 2020 Non-GAAP fully diluted earnings per share are expected to be in a range of $5.65 to $5.85.

Quarterly Results Conference Call

NICE management will host its earnings conference call today February 13th, 2020 at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial into the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-344-364. The Passcode is 423 238 18. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 372 354 60.

Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, amortization of discount on long term debt and the tax effect of the Non-GAAP adjustments. Business combination accounting rules require the recognition of a legal performance obligation related to a revenue arrangement of an acquired entity as a liability. The amount assigned to such liability should be based on its fair value at the date of acquisition. The Non-GAAP adjustment for a revenue arrangement is intended to reflect the full amount of such revenue. The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with competition, success and growth of the Company’s cloud Software-as-a-Service business, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, changes in general economic and business conditions, rapidly changing technology, changes in currency exchange rates and interest rates, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, successful execution of the Company’s growth strategy, the effects of tax reforms and of newly enacted or modified laws, regulation or standards on the Company and its products, and other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this presentation speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year ended
	December 31,		December 31,
	2019	2018	2019	2018
	Unaudited	Unaudited	Audited	Audited

Revenue:
Product	$80,101	$92,941	$269,100	$263,805
Services	183,117	186,073	709,064	719,531
Cloud	166,990	131,815	595,748	461,183
Total revenue	430,208	410,829	1,573,912	1,444,519

Cost of revenue:
Product	6,076	7,679	22,926	31,065
Services	54,772	59,087	218,990	229,671
Cloud	76,434	69,389	289,852	236,079
Total cost of revenue	137,282	136,155	531,768	496,815

Gross profit	292,926	274,674	1,042,144	947,704

Operating expenses:
Research and development, net	52,165	46,807	193,718	183,830
Selling and marketing	106,221	100,421	399,304	370,659
General and administrative	46,841	46,275	168,022	153,323
Amortization of acquired intangible assets	10,107	10,764	42,383	42,276
Total operating expenses	215,334	204,267	803,427	750,088

Operating income	77,592	70,407	238,717	197,616

Finance and other expense, net	554	1,829	4,444	10,901

Income before tax	77,038	68,578	234,273	186,715
Taxes on income	15,295	6,284	48,369	27,377
Net income	$61,743	$62,294	$185,904	$159,338

Earnings per share:
Basic	$0.99	$1.01	$2.99	$2.60
Diluted	$0.95	$0.98	$2.88	$2.52

Weighted average shares outstanding:
Basic	62,357	61,824	62,120	61,387
Diluted	65,161	63,760	64,661	63,309

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year ended
	December 31,		December 31,
	2019	2018	2019	2018
GAAP revenues	$430,208	$410,829	$1,573,912	$1,444,519
Valuation adjustment on acquired deferred product revenue	-	-	15	97
Valuation adjustment on acquired deferred services revenue	-	44	5	632
Valuation adjustment on acquired deferred cloud revenue	842	2,550	3,534	8,181
Non-GAAP revenues	$431,050	$413,423	$1,577,466	$1,453,429

GAAP cost of revenue	$137,282	$136,155	$531,768	$496,815
Amortization of acquired intangible assets on cost of product	(1,134)	(870)	(4,106)	(5,889)
Amortization of acquired intangible assets on cost of services	(1,522)	(1,778)	(6,126)	(5,111)
Amortization of acquired intangible assets on cost of cloud	(15,323)	(15,504)	(60,441)	(53,901)
Valuation adjustment on acquired deferred cost of cloud	532	929	2,425	2,183
Cost of product revenue adjustment (1)	131	(113)	(173)	(360)
Cost of services revenue adjustment (1)	(1,941)	(1,867)	(8,192)	(7,629)
Cost of cloud revenue adjustment (1,2)	(813)	(888)	(2,955)	(4,654)
Non-GAAP cost of revenue	$117,212	$116,064	$452,200	$421,454

GAAP gross profit	$292,926	$274,674	$1,042,144	$947,704
Gross profit adjustments	20,912	22,685	83,122	84,271
Non-GAAP gross profit	$313,838	$297,359	$1,125,266	$1,031,975

GAAP operating expenses	$215,334	$204,267	$803,427	$750,088
Research and development (1,2)	(2,896)	(1,648)	(8,078)	(8,425)
Sales and marketing (1,2)	(7,468)	(5,371)	(26,679)	(27,650)
General and administrative (1,2)	(11,327)	(8,584)	(35,705)	(23,740)
Amortization of acquired intangible assets	(10,107)	(10,764)	(42,383)	(42,276)
Valuation adjustment on acquired deferred commission	62	322	307	443
Non-GAAP operating expenses	$183,598	$178,222	$690,889	$648,440

GAAP finance & other expense (income), net	$554	$1,829	$4,444	$10,901
Amortization of discount on long-term debt	(2,388)	(2,179)	(9,235)	(8,670)
Non-GAAP finance & other expense (income), net	$(1,834)	$(350)	$(4,791)	$2,231

GAAP taxes on income	$15,295	$6,284	$48,369	$27,377
Tax adjustments re non-GAAP adjustments	14,142	18,939	47,400	53,352
Non-GAAP taxes on income	$29,437	$25,223	$95,769	$80,729

GAAP net income	$61,743	$62,294	$185,904	$159,338
Valuation adjustment on acquired deferred revenue	842	2,594	3,554	8,910
Valuation adjustment on acquired deferred cost of cloud revenue	(532)	(929)	(2,425)	(2,183)
Amortization of acquired intangible assets	28,086	28,916	113,056	107,177
Valuation adjustment on acquired deferred commission	(62)	(322)	(307)	(443)
Share-based compensation (1)	24,314	18,471	80,939	67,223
Acquisition related expenses (2)	-	-	843	5,235
Amortization of discount on long term debt	2,388	2,179	9,235	8,670
Tax adjustments re non-GAAP adjustments	(14,142)	(18,939)	(47,400)	(53,352)
Non-GAAP net income	$102,637	$94,264	$343,399	$300,575

GAAP diluted earnings per share	$0.95	$0.98	$2.88	$2.52

Non-GAAP diluted earnings per share	$1.58	$1.48	$5.31	$4.75

Shares used in computing GAAP diluted earnings per share	65,161	63,760	64,661	63,309

Shares used in computing non-GAAP diluted earnings per share	65,161	63,760	64,661	63,309

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1) Share-based Compensation
	Quarter ended		Year to date
	December 31,		December 31,
	2019	2018	2019	2018

Cost of product revenue	$(131)	$113	$173	$360
Cost of services revenue	1,941	1,867	8,192	7,629
Cost of cloud revenue	813	888	2,955	3,020
Research and development	2,896	1,648	8,073	7,354
Sales and marketing	7,468	5,371	26,649	27,455
General and administrative	11,327	8,584	34,897	21,405
	$24,314	$18,471	$80,939	$67,223

(2) Acquisition related expenses
	Quarter ended		Year to date
	December 31,		December 31,
	2019	2018	2019	2018

Cost of cloud revenue	$-	$-	$-	$1,634
Research and development	-	-	5	1,071
Sales and marketing	-	-	30	195
General and administrative	-	-	808	2,335
	$-	$-	$843	$5,235

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year ended
	December 31,		December 31,
	2019	2018	2019	2018
	Unaudited	Unaudited	Audited	Audited

Operating Activities

Net income	$61,743	$62,294	$185,904	$159,338
Depreciation and amortization	44,486	42,859	173,230	157,142
Stock based compensation	24,275	18,471	80,864	67,223
Amortization of premium and discount and accrued interest on marketable securities	134	(428)	(53)	(598)
Deferred taxes, net	18,899	2,882	(12,208)	(30,172)
Changes in operating assets and liabilities:
Trade Receivables	(56,763)	(69,500)	(29,863)	(72,583)
Prepaid expenses and other assets	11,977	2,609	(76,180)	(29,852)
Trade payables	5,850	3,082	777	(3,526)
Accrued expenses and other current liabilities	(22,059)	23,916	31,730	48,095
Operating lease right-of-use assets, net	7,262	-	19,104	-
Deferred revenue	499	20,941	13,810	92,768
Long term liabilities	(11)	(810)	(311)	(1,024)
Operating lease liabilities	(6,844)	-	(18,839)	-
Amortization of discount on long term debt	2,388	2,179	9,236	8,670
Other	(387)	408	(3,043)	1,128
Net cash provided by operating activities	91,449	108,903	374,158	396,609

Investing Activities

Purchase of property and equipment	(5,767)	(9,921)	(27,294)	(31,442)
Purchase of Investments	(125,165)	(145,033)	(619,060)	(429,500)
Proceeds from Investments	79,084	37,378	362,713	137,180
Capitalization of software development costs	(8,739)	(9,299)	(34,679)	(32,225)
Payments for business and asset acquisitions, net of cash acquired	-	270	(25,972)	(104,776)
Net cash used in investing activities	(60,587)	(126,605)	(344,291)	(460,763)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	717	1,072	5,428	19,048
Purchase of treasury shares	(24,664)	(15,391)	(47,276)	(26,004)
Repayment of short-term bank loan	-	-	-	(8,436)
Capital Lease payments	(185)	(876)	(816)	(876)
Net cash used in financing activities	(24,132)	(15,195)	(42,664)	(16,268)

Effect of exchange rates on cash and cash equivalents	754	(1,174)	(979)	(5,781)

Net change in cash and cash equivalents	7,484	(34,071)	(13,776)	(86,203)
Cash and cash equivalents, beginning of period	$220,839	$276,170	$242,099	$328,302

Cash and cash equivalents, end of period	$228,323	$242,099	$228,323	$242,099

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2019	2018
	Audited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$228,323	$242,099
Short-term investments	210,772	243,729
Trade receivables	319,622	287,963
Prepaid expenses and other current assets	116,972	87,450

Total current assets	875,689	861,241

LONG-TERM ASSETS:
Long-term investments	542,389	244,998
Property and equipment, net	141,647	140,338
Deferred tax assets	30,513	12,309
Other intangible assets, net	411,019	508,232
Operating lease right-of-use assets	106,196	-
Goodwill	1,378,418	1,366,206
Other long-term assets	124,034	74,042

Total long-term assets	2,734,216	2,346,125

TOTAL ASSETS	$3,609,905	$3,207,366

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$30,376	$29,617
Deferred revenues and advances from customers	245,792	221,387
Current maturities of operating leases	21,519	-
Accrued expenses and other liabilities	391,685	373,908

Total current liabilities	689,372	624,912

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	26,045	35,112
Operating leases	103,490	-
Deferred tax liabilities	52,509	44,140
Long-term debt	464,896	455,985
Other long-term liabilities	16,327	30,604

Total long-term liabilities	663,267	565,841

SHAREHOLDERS' EQUITY	2,257,266	2,016,613

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,609,905	$3,207,366